[redacted]

SE 09059629 ISSION

PB 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-03115~~ 8-31155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
QA3 Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Valmont Plaza, Fourth Floor
(No and Street)

Omaha	Nebraska	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teri Shepherd — 402-964-3700 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lutz & Company, PC
(Name – *if individual, state last, first, middle name*)

11837 Miracle Hills Drive	Omaha	Nebraska	68154
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Teri Shepherd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QA3 Financial Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
GREGORY BOLTON
My Comm. Exp. Nov. 6, 2011

Notary Public

Signature

EVP & COO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

INDEX

Note: The Company claims exemption to filing the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission pursuant to SEC Rule 15c3-3(k)(2)(B).

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of QA3 Financial Corp., an Iowa corporation and wholly owned subsidiary of QA3, L.L.C., as of December 31, 2008, and the related statements of earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QA3 Financial Corp. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lutz & Company, P.C.

Omaha, Nebraska
February 27, 2009

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$ 26,488
Concessions Receivable	1,458,947
Other Receivables	126,643
Prepaid Expenses	4,007
Note Receivable, Net of Provision for Loan Loss of $162,300 (Note 3)	152,398
Note Receivable, Parent (Note 6)	966,231
Deposits with Clearing Organizations	35,000
Computer Software and Equipment, Net of Accumulated Depreciation of $164,909	13,225
TOTAL ASSETS	**$2,782,939**

LIABILITIES

Accounts Payable	$ 13,592
Commissions Payable	1,593,342
Accrued Expenses and Other Liabilities	118,070
Total Liabilities	1,725,004

COMMITMENTS AND CONTINGENCIES (Notes 2 and 7)

STOCKHOLDER'S EQUITY

COMMON STOCK $1 Par Value, Authorized 100,000 Shares Issued and Outstanding, 6,000 Shares	6,000
PAID IN CAPITAL	145,100
RETAINED EARNINGS	906,835
Total Stockholder's Equity	1,057,935
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$2,782,939**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2008

CONCESSION AND ADVISORY FEE REVENUES	$49,255,633
COMMISSIONS ON CONCESSION AND ADVISORY FEE REVENUES	42,909,208
NET CONCESSION REVENUES	6,346,425
OTHER REVENUES	
Other Operating Revenues	1,303,882
Interest Income	66,038
Total Other Revenues	1,369,920
NET REVENUES	7,716,345
EXPENSES (Note 6)	
Employee Compensation and Benefits	3,797,180
Advertising and Promotion	24,996
Brokerage and Exchange Fees	480,238
Communication and Data Processing	527,050
Interest Expense	2,193
Miscellaneous	643,186
Occupancy	608,818
Office Expense	307,443
Professional Fees	667,404
Provision for Loan Loss (Note 3)	162,300
Recruiting	34,800
Regulatory Fees	177,030
Total Expenses	7,432,638
Earnings before Provision for Income Taxes	283,707
INCOME TAX BENEFIT (Note 4)	19,600
NET EARNINGS	**$ 303,307**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	--Common Stock --				
	Shares	Par Value	Paid In Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, DECEMBER 31, 2007	6,000	$6,000	$145,100	$603,528	$ 754,628
Net Earnings				303,307	303,307
BALANCES, DECEMBER 31, 2008	**6,000**	**$6,000**	**$145,100**	**$906,835**	**$1,057,935**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Earnings	$ 303,307
Adjustments to Reconcile Net Earnings to	
Net Cash Used in Operating Activities	
Depreciation	14,176
Provision for Loan Loss	162,300
Deferred Income Taxes	(19,600)
Changes in Operating Assets and Liabilities	
Decrease in Concessions Receivable	806,824
Decrease in Other Receivables	28,373
Decrease in Prepaid Expenses	4,282
Decrease in Accounts Payable	(12,885)
Decrease in Commissions Payable	(1,245,890)
Decrease in Accrued Expenses and Other Liabilities	(3,759)
Decrease in Income Taxes Payable	(157,726)
Net Cash Used in Operating Activities	(120,598)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Computer Software and Equipment	(2,507)
Decrease in Due from Affiliate	99,670
Issuance of Note Receivable	(324,680)
Net Advances on Note Receivable, Parent	(966,231)
Net Cash Used in Investing Activities	(1,193,748)
Net Decrease in Cash and Cash Equivalents	(1,314,346)
Cash and Cash Equivalents, Beginning of Year	1,340,834
Cash and Cash Equivalents, End of Year	**$ 26,488**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest Paid	$ 2,193
Income Taxes Paid	157,726
NONCASH INVESTING AND FINANCING ACTIVITIES	
Repayment of Note Receivable Through Reductions in Commissions Payable	$ 9,982

See Notes to Financial Statements.

1. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is set forth below.

Organization and Nature of Business

QA3 Financial Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Iowa corporation and a wholly owned subsidiary of QA3, L.L.C. ("Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's policy is to invest excess cash in income-producing investments. Cash equivalents consist of temporary cash investments with maturities of three months or less. For purposes of the statement of cash flows, the Company includes these amounts in cash and cash equivalents.

Concessions Receivable

The Company's concessions receivable consists principally of concessions receivable from mutual fund companies, clearing organizations and others. Management believes all concessions receivable are collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

The Company has several financial instruments that potentially subject the Company to credit risk. The Company maintains bank accounts in which the balances sometimes exceed federally insured limits. The Company's concessions, other receivables and notes receivable are also subject to credit risk.

The Company is an introducing broker-dealer firm, which processes certain orders through mutual fund companies and clears stock related orders through clearing organizations. The Company may be exposed to risk in the event that a mutual fund company or clearing organization would not fulfill its obligations. It is the Company's policy to review, as necessary, the credit standing of the mutual fund companies and clearing organizations.

1. **Summary of Significant Accounting Policies** - Continued

Computer Software and Equipment

Computer software and equipment are recorded at cost. Expenditures for additions and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. The costs of assets disposed and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses from disposals are recognized in the year of disposal. Depreciation is computed using the straight-line method over the estimated useful life of computer software and equipment ranging from 3 to 5 years.

Revenue Recognition

Concessions and the related commissions and brokerage fees expense are recorded on a trade-date basis as the security transactions occur at the mutual fund companies and clearing organizations.

Advisory fees and the related commissions are recorded either weekly, monthly or quarterly based on a percent of the money under the management of the Company's registered representatives.

Income Taxes

Effective January 1, 2008, the Company, with the consent of its stockholder, elected under the Internal Revenue Code to be taxed as an S Corporation and treated as a Qualified Subchapter S Subsidiary for income tax return purposes. Accordingly, the Company's activity is included on the income tax return of its Parent, and taxable income, deductions and credits flow through to the stockholders of its Parent each year as earned and are reported on their personal income tax returns. Therefore, no provision or liability for current income taxes has been included in the financial statements. Deferred income tax liabilities were eliminated through the income tax benefit during the year ended December 31, 2008 (See Note 4).

The Company anticipates it will make tax related cash distributions in amounts sufficient to cover any income taxes required to be paid by the stockholders of its Parent.

The Company reports certain expenses differently for financial statement purposes than for income tax return purposes. At December 31, 2008, there were net accumulated temporary differences of approximately $128,000 which will decrease income for tax return purposes in the future as they reverse.

1. Summary of Significant Accounting Policies - Continued

New Accounting Pronouncements Not Yet Adopted

In 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. FIN 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FASB Staff Position No. FIN 48-3 permits nonpublic enterprises to defer the effective date of FIN 48 until fiscal years beginning after December 15, 2008. The Company's management has elected to defer the application of FIN 48. While management has not yet completed its analysis, it does not expect the adoption of FIN 48 to have a material impact on its financial condition or results of operations as a result of the Company being taxed as an S corporation. As an S Corporation, taxable income, deductions and credits flow through to the stockholders and therefore, no income tax provision is reflected in the financial statements.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain net capital of at least the greater of 6 2/3% of aggregate indebtness or $50,000. At December 31, 2008, the Company's net capital (deficiency), as defined, was $(291,542), which was $(406,542) deficient of its required net capital of $115,000.

In accordance with SEC Rule 17a-11(e), the Company notified the SEC and FINRA of its deficiency in net capital at December 31, 2008, and has reported to the SEC and FINRA that it has since cured its deficiency.

3. Note Receivable

Note receivable consists of an unsecured, non-interest bearing note receivable from a registered representative of the Company related to legal settlement payments made by the Company on behalf of this registered representative. This note is being repaid through reductions in commissions payable to this registered representative. The Company anticipates collecting all but $162,300 of this balance within the next year; accordingly, the Company has reserved this amount as a provision for loan loss.

4. Income Taxes

Components of the income tax benefit for the year ended December 31, 2008 are as follows:

	Federal	State	Total
Current	$	$	$
Deferred	16,300	3,300	19,600
	$16,300	$3,300	$19,600

4. Income Taxes - Continued

As described in Note 1, the Company elected to be taxed as an S Corporation effective January 1, 2008. Accordingly, the Company's deferred income tax liabilities were eliminated through the income tax benefit during the year ended December 31, 2008.

5. 401(k) Profit Sharing Plan

The Company participates in a 401(k) profit sharing plan maintained by its Parent which covers substantially all employees upon completion of three months of service and attainment of 18 years of age. Matching and profit sharing contributions are made at the Company's discretion. There were no matching or profit sharing contributions made by the Company for the year ended December 31, 2008.

6. Related Party Transactions

Expense Sharing Agreement with Parent
The Company has entered into an agreement for the allocation of certain shared expenses incurred by its Parent. Under the terms of the agreement, the Company is allocated its portion of shared expenses when incurred, which amounted to $6,292,281 for the year ended December 31, 2008.

Note Receivable, Parent
Note receivable, parent consists of a note receivable from the Company's Parent, due on demand, with interest at the Prime Rate (the Prime Rate was 3.25% at December 31, 2008), collateralized by all assets of its Parent. As of February 26, 2009, approximately $556,000 of this balance has been repaid. The remaining balance is expected to be repaid during 2009.

7. Commitments and Contingencies

Majority Stockholder of Parent Loan Agreement
On November 22, 2006, the majority stockholder of the Company's Parent entered into a $2,719,607 installment loan agreement with a bank, payable in monthly installments of $57,753, including interest at 1.5% over the bank's index rate (the bank's index rate was 3.25% at December 31, 2008), through November 2011. This loan is collateralized by the personal guarantee of this majority stockholder and the corporate guarantees of the Company's Parent and its sister companies, QA3 Financial, LLC and Quantum Insurance Design, L.L.C., both either wholly or majority owned subsidiaries of the Company's Parent. The Company has not guaranteed this loan, but anticipates that it will be required to make cash advances or distributions in the future to cover all or a portion of the loan payments.

7. **Commitments and Contingencies** - Continued

Settlement and Release Agreement

In January 2007, the Company's Parent entered into a settlement and release agreement with the Company's former president, who was also a minority stockholder of the Company's Parent. In accordance with the agreement, the former president will receive $650,000 for the redemption of his ownership interest in the Company's Parent, payable in monthly installments through October 2010. The Company anticipates that it will be required to make cash advances or distributions in the future to cover all or a portion of the redemption payments and the remaining severance payments.

Legal Proceedings

The Company is party to legal proceedings arising in the ordinary course of its business. In the opinion of management and its legal counsel, disposition of these matters will not materially affect the Company's financial position or results of operations.

SUPPLEMENTAL INFORMATION

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' AUDIT REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

We have audited the accompanying financial statements of QA3 Financial Corp., a wholly owned subsidiary of QA3, L.L.C., as of and for the year ended December 31, 2008, and have issued our report thereon dated February 27, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented hereafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lutz & Company, P.C.

Omaha, Nebraska
February 27, 2009

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

NET CAPITAL (DEFICIENCY)

TOTAL STOCKHOLDER'S EQUITY	$1,057,935
NONALLOWABLE ASSETS	
Concessions Receivable	48,856
Other Receivables	126,643
Prepaid Expenses	4,007
Note Receivable, Net	152,398
Note Receivable, Parent	966,231
Computer Software and Equipment, Net	13,225
Total Nonallowable Assets	1,311,360
OTHER DEDUCTIONS	38,117
NET CAPITAL (DEFICIENCY)	**$ (291,542)**

AGGREGATE INDEBTEDNESS

Accounts Payable	$ 13,592
Commissions Payable	1,593,342
Accrued Expenses and Other Liabilities	118,070
AGGREGATE INDEBTEDNESS	**$1,725,004**

CAPITAL REQUIREMENTS

Net Capital (Deficiency)	$ (291,542)
Greater of 6 2/3% of Aggregate Indebtedness or Minimum Required	115,000
NET CAPITAL (DEFICIENCY) IN EXCESS OF REQUIREMENTS	**$ (406,542)**
EXCESS NET CAPITAL (DEFICIENCY) AT 1000 PERCENT	**$ (464,042)**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL (DEFICIENCY)	**$ (592) to 1**

Note: There are no material differences to report between the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the net capital as reported in the Company's Part II (Unaudited) FOCUS report at December 31, 2008, as amended.

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplemental information of QA3 Financial Corp., an Iowa corporation and wholly owned subsidiary of QA3, L.L.C. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those in charged with governance on February 27, 2009. We also identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of QA3 Financial Corp. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 27, 2009.

- The Company does not have adequate controls in place to properly determine whether certain assets should be treated as allowable vs. non-allowable in the computation of Net Capital under Rule 15c3-1 of the SEC.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except as noted in the above paragraph, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, P.C.

Omaha, Nebraska
February 27, 2009

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANTS' AUDIT REPORT

DECEMBER 31, 2008